I-Bankers Securities, Inc.

Suite 423, 535 5th Avenue

New York, NY 10017

United States of America

Valuable Capital Limited

Room 2808, 28th Floor

China Merchants Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong

VIA EDGAR

June 5, 2020

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (the “Company”) (CIK No. 0001775898)
Registration Statement on Form F-1, as amended (Registration No. 333-237990)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on June 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 872 copies of the Company’s preliminary prospectus dated May 29, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

I-Bankers Securities, Inc.

By:	/s/ Mike McCrory
Name:	Mike McCrory
Title:	Chairman

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

Valuable Capital Limited

By:	/s/ Zheng He
Name:	Zheng He
Title:	Managing Director

[Signature Page to Acceleration Request Letter]